EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors

Offshore Logistics, Inc.:

We consent to the use of our report dated May 21, 2004, with respect to the consolidated balance sheets of Offshore Logistics, Inc. as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ investment and cash flows for the years then ended, incorporated herein by reference.

The 2002 financial statements were audited by other auditors who have ceased operations. Our report refers to revisions to the 2002 consolidated financial statements to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of April 1, 2002. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements other than with respect to such disclosures.

/s/ KPMG LLP

New Orleans, Louisiana

December 13, 2004